United States securities and exchange commission logo





                             December 27, 2022

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks 198, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks 198,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 22,
2022
                                                            File No. 024-12111

       Dear Joshua Goldstein:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services